NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION, INC. REPORTS 2011 FOURTH QUARTER AND YEAR-END RESULTS
Conference Call at 8:30 a.m. Eastern, Monday, April 2, 2012

JACKSONVILLE, Fla.  March 30, 2012 -- ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, reported a fourth quarter 2011 net loss of $3.9 million, or $0.06 per share, compared to a net loss of $3.3 million, or $0.07 per share for the same period in 2010.  The increase in fourth quarter net loss is the result of an increase in professional fees, primarily related to patent infringement litigation.

For the year ended December 31, 2011, ParkerVision reported a net loss of $14.6 million, or $0.24 per share.  This compares to a net loss for the year ended December 31, 2010 of $15.0 million, or $0.35 per share.  The decrease in net loss from 2010 to 2011 is primarily the result of a $1.3 million decrease in share-based compensation, offset by increases in outside professional fees.

The Company ended 2011 with approximately $5.2 million in cash and available for sale securities.  The Company used approximately $11.4 million in cash for operations in 2011.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, ““In the past year we have made meaningful progress on two important fronts.  First, we continue to be actively engaged with VIA-Telecom in delivering and testing an RF-transmit solution for one of their largest OEM customers.  In 2012, we look forward to realizing the initial adoption of our d2p™ technology in the mobile wireless market.   Additionally in 2011, we filed suit in federal court against Qualcomm for willful infringement of certain of our RF receiver patents.  We believe it is critically important for ParkerVision to protect its significant investment in intellectual property and have retained the firm of McKool Smith to lead these litigation efforts.”

Mr. Parker continued, “Our intellectual property portfolio continues to be recognized by The Patent Board in their telecom patent scorecard as published quarterly in the online Wall Street Journal.  This most recent quarter, we ranked in the top twenty alongside some of the largest companies in the telecommunications industry, and retained our number one ranking in the areas of Science Strength™ and Research Intensity™, two of the six metrics by which The Patent Board measures patent portfolios.”

Conference Call
The Company will host a conference call and webcast on Monday, April 2, 2012 at 8:30 a.m. Eastern for a discussion of its 2011 year-end financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2011. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (in thousands except, for per share amounts)

       (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010

Service revenue	$0	$0	$0	$64
Cost of goods sold	0	0	0	47
Gross margin	0	0	0	17

Research and development	2,060	1,999	8,423	8,883
Marketing and selling	432	319	1,450	1,647
General and administrative	1,452	1,046	4,802	4,616
Total operating expense	3,944	3,364	14,675	15,146

Interest and other income and interest expense	32	54	102	101

Net loss	$(3,912)	$(3,310)	$(14,573)	$(15,028)

Basic and diluted loss per common share	$(0.06)	$(0.07)	$(0.24)	$(0.35)

Weighted average shares outstanding	67,358	48,115	60,039	42,960

Balance Sheet Highlights (in thousands)	December 31, 2011	December 31, 2010
Cash and available for sale securities	$5,240	$6,530
Prepaid and other current assets	662	554
Property and equipment, net	351	537
Intangible assets, net	9,004	9,408
Other assets	585	567
Total assets	$15,842	$17,596

Current liabilities	$1,363	$949
Long term liabilities	138	55
Shareholders’ equity	14,341	16,592
Total liabilities and shareholders’ equity	$15,842	$17,596

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